January 27, 2006

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

We are writing in response to your letter dated January 24, 2006 with respect to the Company’s Form 10-K for the year ended September 30, 2005.  The responses are provided in sequentially numbered paragraphs corresponding to the numbered paragraphs of your letter.  Our responses to your comments are as follows:

Comment No. 1   Coverpage

Response

We noted in error on the 10-K that we were qualified as a well-known seasoned issuer.  In future filings, we will indicate that we are not qualified as a well-known seasoned issuer.

Comment No. 2   Item 6.  Selected Financial Data, Summary of Operations by Property, page 18.

Response

In future filings, we will remove our disclosure of net rental income (loss) per property.

In addition, management acknowledges the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•

The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/s/ANNA T. CHEW

ANNA T. CHEW

Chief Financial Officer

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